

August 22, 2013

Via E-mail
Karen M. Spaun
Senior Vice President and
Chief Financial Officer
Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, MI

> **Re:    Meadowbrook Insurance Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 001-14094**

Dear Ms. Spaun:

We have reviewed your August 13, 2013 response to our July 16, 2013 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis
Reserves, page 43

1. Please refer to your response to our comment one. Your proposed disclosure under "Workers Compensation Excluding Residual Markets", "Commercial Multiple Peril/General Liability", and "Commercial Automobile" focuses on the accident year combined ratio which excludes changes in your estimates for prior years. As previously requested, please provide proposed disclosure to present a balanced discussion clarifying the reasons why the trend in the combined ratio has increased/decreased over the last two years and the effect that trend is expected to have on your results of operations. Additionally, please clarify why you use a four year average for the Commercial Multiple Peril/General Liability and Commercial Automobile combined ratio whereas the Workers' Compensation Excluding Residual Markets you use a three year average.

Karen M. Spaun
Meadowbrook Insurance Group, Inc.
August 22, 2013
Page 2

Notes to Consolidated Financial Statements

8. Regulatory Matters and Rating Issues, page 85

2.  With respect to your response to our comment four, please confirm that the disclosures required under ASC 944-505-50-2 through 50-6 are not applicable.

14. Goodwill and Other Intangible Assets
Goodwill, page 90

3.  Please refer to your response to our comment five.  On page five of your response, you state "Management estimated that the fair value of the Specialty Insurance Operations (SIO) unit was $723.5 million at December 31, 2012."  However on page six, you state "The fair value of the Company was estimated by management at $621.0 million using the two approaches as described above."  Please reconcile these statements.  We note you indicate that the carrying value of the unit was $670 million.

4.  Please address the following regarding your goodwill impairment analysis for the SIO unit:
    - For the market approach, please provide a summary of the peer companies used in your analysis, the reasons you believe the companies are similar to the SIO unit, and any factors which would deem the companies dissimilar.  In your response, for each of these companies, tell us the following information at your valuation date:
      o  annual revenues;
      o  net income/loss;
      o  assets;
      o  equity;
      o  type of business and/or lines of business;
      o  enterprise value;
      o  market cap;
      o  financial metrics, multiples, and/or ratios used to evaluate comparability such as price to earnings, EBITDA, revenues and/or earnings multiples, liquidity or profitability ratios such as the combined ratio, etc.;
      o  any adjustments made to take into consideration if the peer group or individual company within the group is not comparable;
      o  any significant non-recurring items within the peer group and whether or not an adjustment was made
    - For the income approach, please tell us why the company believes its cash flow forecast used is reasonable.  Provide us any assumptions that were used that are not consistent with your historical results of operations, including any growth rate assumed.  In addition, you state that the company has consistently operated at the high end of the peer group range with respect to premium leverage and therefore it is reasonable that you would continue to be able to do so in the future.  Please tell us why you believe that you are able to sustain a ratio at the high end for an extended period of time.  In this regard, tell us how long you have consistently operated at the high end of the peer group range.

- You state that on August 2, 2013, A.M. Best Company downgraded the Company's financial strength rating from "A-" (Excellent) with a "negative" outlook to "B++" (Good) with a "stable" outlook. You also state that you consider the downgrade a trigger event and you began an interim goodwill valuation impairment analysis. Based upon the results of your goodwill impairment test, the Company has concluded that its goodwill, which had a carrying value of $121 million as of June 30, 2013, was impaired as of June 30, 2013. Please tell us what factors existed at June 30, 2013 that did not exist at March 31, 2013 or December 31, 2012 that would indicate the impairment is being recorded in the appropriate period. In addition, to the extent known, tell us what factors A.M. Best used in determining a downgrade was appropriate. In this regard, it appears that only the March 31, 2013 financial statements were publicly filed at the time of the downgrade.

15. Commitments and Contingencies, page 92

5. Please refer to your response to our comment six. Your statement "the Company does not expect the outcome of the claims, lawsuits and proceedings to which the Company is a party to will have a material adverse effect on the Company's financial condition." This disclosure does not satisfy the disclosure required by ASC 450-20-50. Please revise your proposed disclosure, accordingly.

6. You state that on July 23, 2013, the Company was notified of an adverse reinsurance arbitration award against the Company on ceded losses that date back to a reinsurance treaty in place for the 1999 to 2001 policy periods. You state that the loss was recorded in the second quarter 2013 financial statements and had a pre-tax impact of $8.2 million and an after-tax impact of $5.3 million, or $0.11 per diluted share. As the amount appears to be material to net income for the three months ended March 31, 2013 and the year ended December 31, 2012, please tell us why no disclosure was made in the most recent filings regarding this litigation in accordance with ASC 450-20-50.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant